BD

50 4/19/04

04017756

SECURITIES ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
APR 16 2004
WASH. D.C.

SEC FILE NUMBER
8-53541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athena Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

86 Ladoga Avenue, Suite 1100
(No. and Street)

Tampa, Florida 33606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth T. McGuire (813) 988-5829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp, P.A.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ~~Elizabeth T McGuire~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~Athena Capital Partners, Inc~~, as of February 20, , 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~Financial Operations and~~ Principal Manag
Title

Notary Public

LESLIE P. FORMAN
NOTARY PUBLIC STATE OF FLORIDA
MY COMMISSION # DD 076857
EXPIRES: December 28, 2005
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATHENA CAPITAL PARTNERS, INC.
December 31, 2003

Contents

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

13577 Feather Sound Drive, Suite 400
Clearwater, Florida 33762-5539
(727) 572-1400 Fax (727) 571-1933
internet: www.KRMTCPA.com

Independent Auditors' Report

To the Board of Directors
Athena Capital Partners, Inc.:

We have audited the statement of financial condition of Athena Capital Partners, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Athena Capital Partners, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy + Tapp P.A.

February 10, 2004
Clearwater, Florida

ATHENA CAPITAL PARTNERS, INC.

Statement of Financial Condition

December 31, 2003

ASSETS

Cash and cash equivalents	$ 66,275
Accounts receivable	34,385
Other receivables	5,969
	$ 106,629

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 5,286
Total liabilities	5,286
Stockholders' equity:	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	72,809
Stock subscription receivable	(30,990)
Retained earnings	58,524
Total stockholders' equity	101,343
	$ 106,629

See accompanying independent auditors' report and notes to financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Income

Year Ended December 31, 2003

Revenue	$ 173,957
Operating expenses:	
Commissions	20,278
Bad debts	427
Professional fees	29,951
Licenses and taxes	1,952
Advertising	8,504
Application fees	7,108
Insurance	780
Office expense	37,990
Dues and subscriptions	785
Payroll expenses	13,855
Travel and entertainment	1,826
Total operating expenses	123,456
Operating income	50,501
Non-operating income:	
Interest income	2,236
Net income	$ 52,737

See accompanying independent auditors' report and notes to financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2003

	Common stock		Additional paid-in	Stock subscription	Retained	Total stockholders'
	Shares	Amount	capital	receivable	earnings	equity
Balances, January 1, 2003	1,000	$ 1,000	68,809	(40,000)	5,787	35,596
Contributions	-	-	4,000	-	-	4,000
Repayment received, net	-	-	-	9,010	-	9,010
Net income for the year	-	-	-	-	52,737	52,737
Balances, December 31, 2003	1,000	$ 1,000	72,809	(30,990)	58,524	101,343

See accompanying independent auditors' report and notes to financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 52,737
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash resulting from changes in:	
Accounts receivable	(9,885)
Other receivables	(4,962)
Deposit	809
Accounts payable and accrued expenses	4,786
Net cash provided by operating activities	43,485
Cash flows from financing activities:	
Contributions	4,000
Decrease in due to stockholder payable	(3,000)
Stock subscription repayment, net	9,010
Net cash provided by financing activities	10,010
Net increase in cash and cash equivalents	53,495
Cash and cash equivalents, beginning of year	12,780
Cash and cash equivalents, end of year	$ 66,275

See accompanying independent auditors' report and notes to financial statements.

ATHENA CAPITAL PARTNERS, INC.

Notes to Financial Statements

December 31, 2003

(1) Nature of Business

Athena Capital Partners, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Florida corporation, incorporated on January 9, 2001.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all investments with an original maturity date of three months or less to be cash equivalents.

(b) Revenue Recognition

The Company recognizes revenue from commissions and fees it earns upon the completion of its responsibilities related to the transaction.

(c) Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income Taxes

The Company has elected to be treated as an S corporation for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported by the stockholders on their individual income tax returns.

(3) Cash Deposit

The Company maintains a cash deposit with NASD to facilitate NASD's directly charging of certain expenses related to the Company's operations as a broker-dealer. At December 31, 2003, the Company has recorded an accrual of $620 required to replenish this account.

(4) Concentration of Credit Risk and Major Customer Information

The Company maintains its cash accounts with a banking institution. The total cash balances are insured by the F.D.I.C. up to $100,000 per account.

Management assesses the financial stability of its customers to limit its credit risk. The Company does not require collateral or other security to support customer receivables. Accounts receivable at December 31, 2003 was comprised of amounts due from five customers.

Approximately 84% of the Company's 2003 revenue was derived from five customers.

(5) Stock Subscription

Effective December 31, 2002, the Company sold 250 shares of stock to a new stockholder for $50,000 ($10,000 cash and a $40,000 note). The remaining note balance bears interest at LIBOR plus 1% and is due in 2004 subject to a six month extension under certain circumstances.

(6) Related Party Transactions

Included as commission expense in the accompanying statement of income is $16,810 paid to stockholders.

(7) Leases

The Company leases certain equipment under non-cancelable operating leases. Rental expense for operating leases was approximately $230 during 2003.

(7) Leases - Continued

Following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003:

Year ending December 31:	
2004	$ 1,200
2005	1,200
2006	900

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital, as defined, of $60,989. The Company was in excess of its required net capital by $55,989 at December 31, 2003

SCHEDULE I

ATHENA CAPITAL PARTNERS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

Net capital	
Total stockholders' equity	$ 101,343
Deductions:	
Accounts receivable	(40,354)
Net capital	$ 60,989
Aggregate indebtednes	
Total aggregate indebtedness	$ 5,286
Computation of basic net capital requirement	
Minimum net capital required based on aggregate indebtedness	$ 352
Minimum dollar requirement	$ 5,000
Minimum net capital required	$ 5,000
Excess net capital	$ 55,989
Excess net capital at 100% (net cap - 10% of aggregate indebtedness)	$ 60,460

<u>SCHEDULE II</u>

ATHENA CAPITAL PARTNERS, INC.

**Reconciliation Pursuant to Rule 17a-5(d)(4)
of the Securities and Exchange Commission**

As of December 31, 2003

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's (unaudited) focus report	$ 62,168
Adjustments:	
Accrued expenses	(1,179)
Net capital per audited financial statements	$ 60,989

SCHEDULE III

ATHENA CAPITAL PARTNERS, INC.

Computation for Determination of Reserve Requirements
Under Exhibit A of Rule 15c3-3 of the
Securities and Exchange Commission

As of December 31, 2003

Exemption based on subparagraph k(2)(i) of Rule 15c3-3.

SCHEDULE IV

ATHENA CAPITAL PARTNERS, INC.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003

Exemption based on subparagraph k(2)(i) of Rule 15c3-3.

Note: *Company does not receive or hold customer securities.*

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

13577 Feather Sound Drive, Suite 400
Clearwater, Florida 33762-5539
(727) 572-1400 Fax (727) 571-1933
internet: www.KRMTCPA.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Athena Capital Partners, Inc.
Tampa, Florida:

In planning and performing our audit of the financial statements and supplemental schedules of Athena Capital Partners, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may also become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the NASD, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp P.A.

February 10, 2004
Clearwater, Florida